CI Financial

Sheila A. Murray
Senior Vice-President and
General Counsel

2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com
www.ci.com

08005875

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

SUPPL

November 1, 2008

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI ~~Financial Income Fund~~ Fund Management Inc., as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
<u>Your File No. 82-4994</u>

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Senior Vice-President and General Counsel

PROCESSED
NOV 19 2008
THOMSON REUTERS

SAM/ih
Encls.

c: Chris von Boetticher (w/o encls.)

11/17

j:\ci\cix\letters\sec-ltr-nov08.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending October 31, 2008

Toronto, October 1, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending October 31, 2008 of $0.04167 per Priority Equity Share and $0.07 per Class A Share payable on October 31, 2008 to unitholders of record as at October 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.07 per Class A Share to yield 5.6% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact:

CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports $152 million in net sales for September

TORONTO (October 2, 2008) – CI Financial Income Fund ("CI") today reported net sales of $152 million in September 2008, and assets under management of $62.9 billion and total fee-earning assets of $92.3 billion as of September 30, 2008.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined gross retail sales of $1.1 billion, with net sales of $126 million in long-term funds and $26 million in money market funds. For the year-to-date, CI had gross sales of $9.2 billion and net sales of $1.8 billion.

Total assets under management at September 30, 2008 consisted of investment funds at CI Investments and United Financial of $58.5 billion, institutional assets of $3.9 billion and structured product assets of $492 million.

CI also reported assets under administration of $28.1 billion, which consisted of $20.3 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $7.8 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $1.2 billion.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section.

CI FINANCIAL INCOME FUND September 30, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Total long-term	$1,010	$884	$126
Total short-term	$124	$98	$26
TOTAL RETAIL FUNDS	$1,134	$982	$152

FEE-EARNING ASSETS	August 31/08 (millions)	September 30/08 (millions)	% Change
Retail managed funds	$64,365	$58,549	-9.0%
Structured products	534	492	-7.9%
TOTAL retail assets under management	$64,899	$59,041	-9.0%
Institutional managed assets	4,494	3,891	-13.4%
TOTAL assets under management	$69,393	$62,932	-9.3%
Assante assets under administration*	22,914	20,279	-11.5%
Blackmont assets under administration	8,835	7,832	-11.4%
TOTAL assets under administration	$31,749	$28,111	-11.5%
CI other fee-earning assets	1,416	1,219	-13.9%
TOTAL FEE-EARNING ASSETS	$102,558	$92,262	-10.0%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	August 31/08 (millions)	September 30/08 (millions)	% Change
Monthly	$63,900	$61,385	-3.9%
Quarter-to-date	$63,540	$62,837	-1.1%
Fiscal year-to-date	$63,755	$63,496	-0.4%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$63,496	-2.3%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,392,239	Bank debt	$1,108
Trust units	133,570,065	Cash & marketable securities	(122)
Total outstanding units	279,962,304	Net debt outstanding	$986
Quarter-to-date weighted average units outstanding	278,173,977	Net debt to annualized EBITDA (most recent quarter)	1.41:1
Yield at $18.00	11.3%	In-the-money option liability (net of tax)	$1
In-the-money options	1,084,220	Terminal redemption value of funds	$801
Percentage of all options	43%	Quarter-to-date equity-based compensation**	($8)
All options % of units	0.9%		

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in unit price and vesting from last quarter-end ($22.00) to September 30, 2008 ($18.00).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**45%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**11%**	**Cash**	**15%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, CI management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI FINANCIAL TO CONVERT TO A CORPORATION

TORONTO (October 15, 2008) – **CI Financial Income Fund ("CI" or the "Fund") (TSX: CIX.UN)** today announced that its Board of Trustees has approved a proposal to convert to a corporation in order to position CI to pursue the growth opportunities that are available as a result of the current extraordinary economic and market conditions.

"The unprecedented situation in today's markets has created attractive opportunities for acquisitions in the asset management business," said William T. Holland, Chief Executive Officer. "A corporate structure will allow us to take full advantage of these unique circumstances and put us at the forefront of industry consolidation."

The conversion of the Fund to a corporation is subject to unitholder, court and other approvals and will be implemented pursuant to a statutory plan of arrangement under applicable corporate legislation. Unitholders of record on November 7, 2008 will be entitled to vote on the conversion at a special meeting, which is to be held on December 19, 2008. The conversion will be completed on a tax-free roll-over basis. The timing for conversion is ideal as it permits CI to complete fiscal 2008 as a trust and start its new fiscal year as a corporation.

CI also announced that the Board of Trustees has decided to adopt a dividend policy for the new corporation that will have the corporation paying quarterly cash dividends at rate of $0.12 per share. This dividend rate will enable CI to apply available cash resources towards acquisitions and growth. The Board of Trustees has determined that there will be no distribution payable in December. However, it intends for CI to pay an additional $0.04 per share for the quarter ended March 31, 2009, so that shareholders will receive $0.16 per share.

The Board of Trustees and senior management believe that the conversion of the Fund to a corporation is in the best interests of CI and its stakeholders and will provide a number of strategic benefits.

"Conversion will position CI for continued growth and help to solidify its position as one of the dominant firms in the Canadian asset management business," said Mr. Holland. "This proposal removes CI from the uncertainty gripping the income trust marketplace today."

Furthermore, Mr. Holland said, a corporate structure will provide for better access to the capital markets, and make it easier for CI to explore business and strategic opportunities outside of Canada.

"The environment that supported CI's decision to convert to a trust in 2006 no longer exists," Mr. Holland said. "With the impending taxation of trusts and the severe limits to growth imposed

by the government, the trust structure has become disadvantageous, despite CI's subsequent success in sales, asset growth and profitability."

Mr. Holland explained that CI had attempted to make several acquisitions over the past year, but that these efforts were impeded by the uncertainty over the trust structure. Moreover, the refusal of the Finance Department and Canada Revenue Agency to provide clarity on the legislation and guidance on whether CI's proposals would be acceptable within the imposed growth limits frustrated CI's attempts to complete these attractive strategic acquisitions. "CI cannot afford to miss any more of these opportunities," he said.

After conversion, CI intends to pursue the prudent dividend policy described above and will seek to distribute its earnings to its owners in a tax-efficient manner. This may include share buybacks as well as dividends. Over the years, CI has established an exceptional record of payouts, even before converting to an income trust.

"Since CI went public in June 1994, when it raised $25 million, the company has returned over $3 billion to its owners in the form of dividends, distributions and buybacks," Mr. Holland said.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
William T. Holland
Chief Executive Officer
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending October 31, 2008

Toronto, October 17, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending October 31, 2008 payable on November 14, 2008 to unitholders of record as at October 31, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\oct\rel-aggregate.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Indicative Distribution For Next Twelve Months

Toronto, October 20, 2008 – Skylon All Asset Trust (the "Trust") announces an indicative distribution for the following twelve months of $1.50 per unit ($0.375 per quarter), based upon prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2008\oct\rel-all-asset-indicative.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI FINANCIAL ANNOUNCES ADOPTION OF UNITHOLDER RIGHTS PLAN

TORONTO (October 21, 2008) – **CI Financial Income Fund ("CI" or the "Fund") (TSX: CIX.UN)** today announced that its Board of Trustees has adopted a Unitholder Rights Plan (the "**Rights Plan**"). The Rights Plan is designed to ensure the fair treatment of the Fund's unitholders in any transaction involving a change of control of the Fund and to provide the Board and the Fund's unitholders with adequate time to evaluate any unsolicited takeover bid and, if appropriate, to seek out alternatives to maximize unitholder value. The Rights Plan is subject to its approval or acceptance by the Toronto Stock Exchange and is expected to be submitted for ratification by eligible unitholders at the special meeting of unitholders to be held on December 19, 2008.

The Rights Plan in the form approved is not intended to, and would not, hinder full and fair offers for control of the Fund that are made to all unitholders. In particular, the Rights Plan contains a customary "permitted bid" exclusion which makes it inapplicable to a take-over bid made to all unitholders which is open for acceptance for at least 60 days and otherwise complies with customary "permitted bid" requirements. The Rights Plan is similar to other rights plans adopted by many Canadian income trusts and corporations. Until the occurrence of certain specific events, the rights associated with the Rights Plan will trade with the units of the Fund and exchangeable limited partnership units of Canadian International LP, and be represented by any certificates for such units. The rights issuable under the Rights Plan would generally become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Fund's outstanding voting units without complying with the "permitted bid" provisions of the Rights Plan, subject to waiver or deferral by the Board in certain circumstances. Persons who beneficially own or have the right to acquire 20% or more of the Fund units (including securities exchangeable into Fund units) at the time the Rights Plan becomes effective are deemed to be "Grandfathered Persons" under the Rights Plan, provided that they do not acquire beneficial ownership or control of more than an additional 1% of outstanding units following the date the Rights Plan becomes effective. As a result, Sun Life Financial, the current owner of approximately 36.5% of the outstanding voting units of the Fund, and The Bank of Nova Scotia, which has entered into an agreement to acquire those units from Sun Life Financial, will each be grandfathered with respect to their ownership interest.

The form of Rights Plan approved by the Board will be available for review at www.sedar.com once the Fund has received approval for the Rights Plan from the Toronto Stock Exchange.

About CI

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix. On October 15, 2008, CI announced that it plans to convert into a corporate structure. The conversion of the Fund to a corporation is subject to unitholder, court and other approvals and will be implemented pursuant to a statutory plan of arrangement under applicable corporate legislation. Unitholders of record on November 7, 2008 will be entitled to vote on the conversion at a special meeting, which is to be held on December 19, 2008.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
William T. Holland
Chief Executive Officer
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND
RENEWS NORMAL COURSE ISSUER BID

Toronto, October 29, 2008 - DDJ High Yield Fund (the "Fund") intends to purchase for cancellation up to 322,473 of its Trust Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 322,473 Trust Units represent 10% of the public float of the Fund being 3,224,729 Trust Units as at October 21, 2008. The number of issued and outstanding Trust Units as at October 21, 2008 is 3,224,729.

The purchases may commence on November 3, 2008 and will terminate on October 30, 2009, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Amended and Restated Trust Agreement governing the Fund, the Fund may only repurchase Trust Units at a price which is less than 90% of the most recently determined Net Asset Value per Trust Unit. If the Trust Units are trading at more than a 10% discount to the Net Asset Value per Trust Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Trust Units to purchase Trust Units in the market.

In the last 12 months under its previous normal course issuer bid, the Fund purchased 97,300 of its Trust Units at an average price of $9.42 per Trust Unit.

For further information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374

END